Exhibit 12.1

FLYi, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Six Months Ended
	June 30,
	2003	2004
Earnings:
Income before income taxes	$80,899	$(37,948)
Less: Capitalized interest	(762)	(667)
Add:
Fixed charges	12,091	16,617
Amortization of capitalized interest	1,053	299

Adjusted earnings	$93,281	$(21,699)

Fixed charges:
Interest expense and capitalized interest	$3,454	$7,666
Amortization of deferred financing costs	249	615
Rent expense representative of interest	8,388	8,336

Total fixed charges	$12,091	$16,617

Ratio of earnings to fixed charges	7.71	— (1)

(1)	Earnings were inadequate to cover fixed charges by $38.3 million for the six months ended June 30, 2004.